TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
BANK OF AMERICA PLAZA
600 PEACHTREE STREET, N.E. - SUITE 5200
ATLANTA, GEORGIA 30308-2216
www.troutmansanders.com
TELEPHONE: 404-885-3000
FACSIMILE: 404-885-3900

November 20, 2007

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Hardy

Re:	Wuhan General Group (China), Inc. Amendment No. 1 to Registration Statement on Form SB-2 Filed July 9, 2007 File No. 333-141372

Dear Ms. Hardy:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 20, 2007 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to Registration Statement on Form SB-2 (the “Registration Statement”) filed by Wuhan General Group (China), Inc. (the “Company”). We are authorized by the Company to provide the responses contained in this letter on its behalf. The terms “we,” “us,” and “our” in the responses refer to the Company.

For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. All page references are to pages of the clean version of Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

In connection with our response, we are also sending the following documents to you via Federal Express:

1.	Four copies of this letter;

2.	Four clean copies of Amendment No. 2; and

3.	Four copies of Amendment No. 2 marked to show changes from Amendment No. 1 to Registration Statement filed on July 9, 2007.

ATLANTA • HONG KONG • LONDON • NEW YORK • NEWARK • NORFOLK • RALEIGH
RICHMOND • SHANGHAI • TYSONS CORNER • VIRGINIA BEACH • WASHINGTON, D.C.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
November 20, 2007

General

1.
We note that in response to comment 1 in our letter dated April 13, 2007, you amended the filing to register the sale of 10,287,554 of shares. However, given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. We note that your outstanding public float is approximately 1,800,000 shares, you are registering almost ten times that amount and that several of the selling shareholders are affiliates of broker-dealers. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). If you wish to continue with the registration of the shares, please identify these selling shareholders as underwriters and include a fixed price at which these selling shareholders will sell the securities or reduce the size of the offering to one-third of the shares held by non-affiliates.

We continue to believe that the registration of the Company’s common stock on the Registration Statement is a true secondary offering and should not be viewed as a primary offering on behalf of the Company. In support of this position, we are supplementing the response contained in our letter dated July 9, 2007. We believe that the information and analysis provided below will further demonstrate that this offering by the selling stockholders is a secondary offering.

A.
The Registration Statement relates to a financing that immediately followed a reverse merger transaction with a shell company. Therefore, a comparison of the amount of common stock being registered to the Company’s public float is misleading.

The Registration Statement relates to a financing that immediately followed a “reverse merger” with a shell corporation. The amount of shares that we are seeking to register should be viewed in this context.

A number of commentators have indicated that the Commission often allows issuers who have just completed a reverse merger to register an amount of stock greater than one-third of its public float. On at least two occasions, David Lynn, Chief Counsel of the Commission’s Division of Corporation Finance, has “indicated a willingness to view [reverse mergers] differently than other PIPE financing transactions, and allow greater flexibility in registering the shares [issued in conjunction with a reverse merger].” SEC Staff Clarifies Views on Rule 415, Jack D. Hogoboom, Michael D. Maline, Steven E. Siesser and Steve M. Skolnick, Lowenstein Sandler PC Client Alert, January 2007. See also Latest from the SEC on Rule 415, Richard A. Friedman, Sichenzia Ross Friedman Ference LLP Client Alert, February 1, 2007.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
November 20, 2007

We believe that the Commission’s position in this regard is justified by the inherent differences in the capital structure of a company that has just completed a reverse merger with a shell company. In a typical reverse merger structure, the shell company has only a small amount of common stock outstanding prior to the reverse merger and related financing. In our situation, the shell company had only 1,800,000 shares outstanding prior to the related transactions; these shares now constitute the Company’s public float of common stock. Following the reverse merger and related financing, the Company now has 30,000,000 shares of capital stock outstanding (54,289,269 shares on a fully diluted basis).

We understand the recent concern of the Staff regarding the registration of securities in connection with offerings of variable rate or market reset convertible securities. In registrations involving “toxic convertibles,” we realize that an analysis of the amount of stock being registered in comparison to the public float is a useful tool in preventing significant dilution to existing stockholders. However, due to the small amount of stock outstanding prior to a reverse merger and related financing, this measurement tool produces a misleading result in the reverse merger context.

When a person invests in a shell corporation, the person is investing in the prospect that the shell corporation will engage in a reverse merger transaction with a private company with active operations. A reverse merger will naturally lead to substantial dilution. We believe that the Staff adopted the percentage of public float test as a tool to discourage the significant dilution to stockholders in conjunction with the issuance of toxic convertibles. In the reverse merger context, shell company investors are not wary of significant dilution: they are in fact hoping for it.

The amount of stock that we are seeking to register represents 33.3% of the Company’s outstanding capital stock and 18.4% of the Company’s fully diluted common stock. The Company respectfully submits that these measurements are more appropriate in the reverse merger context.

B.	The selling stockholders have borne the full market risk of their investment for over nine months.

The shares of common stock included in the Registration Statement represent part of the common stock underlying the preferred stock the Company issued to the selling stockholders in a February 2007 private placement. Since the closing of the private placement, none of the selling stockholders has sold, disposed of, or hedged their investment in the Company. Therefore, the selling stockholders have owned the Company’s securities for over nine months. During this time, the selling stockholders have been subject to the full economic and market risks of ownership, with no assurance of their ability to liquidate the securities, either in a liquid market − or at all.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
November 20, 2007

In addition, because of the very limited historical trading volume for the Company’s common stock, even after the Registration Statement is declared effective, the selling stockholders will continue to bear the risk of investment because it is unlikely that the selling stockholders will be able to sell significant amounts of the Company’s common stock at adequate prices in the near future.

C.	The selling stockholders have a history of investing for the long term, not underwriting or “flipping” securities.

We believe that the selling stockholders are in the business of making private, long-term investments as venture capitalists, not underwriting securities. In order to assist the Company with responding to the Staff’s comment, the selling stockholders have provided the Company with information regarding their historical investment practices, which are set forth below. We believe that this information demonstrates that these selling stockholders are not underwriters or stock “flippers”, but rather investors.

Vision Opportunity Master Fund Ltd.

The historical turnover rates, which are based on sales for the period and the average of the beginning and ending assets under management, for the investment portfolio of Vision Opportunity Master Fund Ltd. (“Vision”) are as follows:

Period	Turnover Rate
January 1, 2007 to June 30, 2007	4% (8% annualized)
January 1, 2006 to December 31, 2006	5%

The historical inferred holding periods, which are calculated by dividing one (1) by the turnover rate, for the investments in Vision’s portfolio are as follows:

Period	Inferred Holding Period
January 1, 2007 to June 30, 2007	12.8 years
January 1, 2006 to December 31, 2006	18.4 years

Blue Ridge Investments, L.L.C.

Blue Ridge Investments, L.L.C. (“Blue Ridge”) divides its investments into two main categories: common public equity and private equity. Historically, Blue Ridge has held its investments in common public equity for 336 days and investments in private equity for 255 days.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
November 20, 2007

Old Lane LP

The Old Lane funds are complex and employ a number of different strategies. Old Lane classifies its investment in the Company as a “private equity-type investment.” Old Lane commenced operations on April 3, 2006. Since that time, Old Lane has made 39 private equity-type investments, including the Company. Old Lane has liquidated only three of these investments. The average holding period for these three liquidated investments was approximately one year. The average holding period for all of its private equity-type investments is longer.

TCW Americas Development Association LP

TCW Worldwide Opportunities Fund (“TCW Fund”) employs a “long only” strategy and invests in public equities, private placements and debt instruments in the emerging markets space. The TCW Fund was founded in October 1987 and, as of June 30, 2007, had $1.3 billion under management.

The historical average holding periods, which are calculated from annual portfolio turnover data, for the investments in TCW Fund’s portfolio are as follows:

Year	Average Holding Period
2006	1.58 years
2005	1.17 years
2004	1.58 years
2003	1.50 years
2002	1.75 years

Halter/Pope USX China Fund

The historical turnover rates for the investment portfolio of Halter/Pope USX China Fund since its inception approximately two years ago are as follows:

Period	Turnover Rate
May 1, 2007 to June 30, 2007	10.86%
May 1, 2006 to April 30, 2007	40.84%
July 1, 2005 to April 30, 2006	14.52%

MidSouth Investors Fund LP

The average historical holding period for companies in MidSouth Investors Fund LP’s investment portfolio is approximately two years.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
November 20, 2007

Lighthouse Consulting Limited

In the past two years, Lighthouse Consulting Limited has invested in four PIPE transactions similar to its investment in the Company. Lighthouse still holds three of these investments.

Note: In reviewing the above information regarding turnover rates and average holding periods, please note the following:

•	This information was provided by the selling stockholders; the Company is not in a position to verify this data;
•	There can be no assurance that the selling stockholders will hold the Company’s securities for any certain length of time (including the average holding period specified above);
•
Based on our communications with the selling stockholders, it appears that each of the selling stockholders uses different methodologies to categorize its investments and calculate turnover statistics; and

•	The above information is only current as of the date that it was provided to the Company; the selling stockholders have not undertaken to update this information.

D.	We have made a substantial reduction in the number of shares that we are seeking to register on the Registration Statement.

In conjunction with filing Amendment No. 2, the Company has further reduced the number of shares of common stock being registered on the Registration Statement. The Company is now seeking to register 10,000,000 shares of common stock; the Company originally sought to register 31,433,476 shares. This is a greater than 68% reduction.

* * *

In addition to the supplementary information provided above, we respectfully reiterate the following points from our letter dated July 9, 2007:

•	The selling stockholders acquired the Company’s securities in conjunction with a traditional private placement conducted by a placement agent;

•	At the time of the private placement, the selling stockholders represented that they were acquiring the securities for investment purposes and not with a view to distribution;

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
November 20, 2007

•	There is no market component in the pricing of the preferred stock whereby the selling stockholders would receive more shares if the market price declines;

•	The Company will not receive any proceeds from the conversion of the preferred stock or the sale of common stock by the selling stockholders;

•	The selling stockholders do not have any ability to control the actions of the Company either by contract or exercise of voting rights;

•	The Company has never had any relationship with any of the selling stockholders other than as an investor; and

•	None of the selling stockholders has hedged its position in the Company’s securities through short sales.

In conclusion, the Company respectfully submits that, under all the circumstances involved, the offering by the selling stockholders of the common stock pursuant to the Registration Statement is a true secondary offering and should not be viewed as a primary offering on behalf of the Company. In the event that the Staff disagrees with the above analysis, we respectfully request that the Staff call the undersigned to discuss.

2.	Please provide an updated legal opinion.

The Registration Statement has been amended to reflect the Staff’s comment. See Exhibit 5.1 of Amendment No. 2. Please note that in between the initial filing of the Registration Statement and the filing of Amendment No. 2, the Company’s Nevada attorney moved from Kummer Kaempfer Bonner Renshaw & Ferrario to Ballard Spahr Andrews & Ingersoll, LLP, which provided the updated legal opinion.

Prospectus Summary - Recent Events, page 2

Private Placement

3.	Please clarify that the preferred holders will not have to pay a conversion price or any other consideration when their shares convert into common stock.

The Registration Statement has been amended to reflect the Staff’s comment. See pages 2 and 24 of Amendment No. 2.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
November 20, 2007

Risk Factors, page 6

4.	Please add a risk factor describing and quantifying the issuance of additional shares and liquidated damages provisions in your private placement agreements.

The Registration Statement has been amended to reflect the Staff’s comment. See page 13 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 34

5.
Please revise your MD&A throughout for both interim and annual periods to quantify the impact of each factor when multiple factors contribute to material fluctuations. Your revised disclosure should quantify the dollar impact of changes in prices and/or units sold as well as any other significant factors that caused the material fluctuation. Refer to Items 303(b)(1)(vi) of Regulation S-B and Financial Reporting Codification 501.04.

The Registration Statement has been amended to reflect the Staff’s comment. See pages 35 to 39 of Amendment No. 2.

Liquidity and Capital Resources, page 37

6.
Please highlight the significant variations between net income (loss) and operating cash flows. Implications of the variance should be explained in terms of the implications for both liquidity and earnings trends.

The Registration Statement has been amended to reflect the Staff’s comment. See page 40 of Amendment No. 2.

7.
We reissue comment 20 in our letter dated April 13, 2007. Discuss the reasons for your high accounts/other receivables and why they significantly increased during 2006. Include the following in your disclosure:

•	Why is the length of your accounts receivable cycle up to 18 months?
•	Compare the rate at which accounts receivable increased against the increase in your sales.
•	What is the purpose of the loans to business associates?
•	Identify the business associates and disclose whether they are related parties.
•	Why was there an increase in the loans to business associates?
•	Why did the company convert accounts receivable into notes receivable?

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
November 20, 2007

•	How do notes provide the company with greater liquidity than accounts receivable?
•	Disclose the material terms of the loans and notes.

The Registration Statement has been amended to reflect the Staff’s comment. See pages 39 and 40 of Amendment No. 2. Please note that the amounts that were previously referred to as loans to business associates and included in Other Receivable have been moved to Construction in Progress. These amounts represent payments to the contractor for our turbine manufacturing facility, Hubei Gongchuang Real Estate Co., Ltd., for construction costs. See page F-41 of Amendment No. 2.

Certain Relationships and Related Transactions, page 46

8.
We note your response to comment 24 in our letter dated April 13, 2007. It appears that the related party loans are inconsistent with Section 13(k)(1) of the Exchange Act, which prohibits the extensions of credit by issuers in the form of personal loans to their directors or executive officers. Please advise.

Upon review by the Company’s senior management and outside auditors, the Company determined that the disclosure regarding loans to officers and directors and the assumption of certain of those obligations by the Company’s President and Chief Executive Officer was inaccurate. These amounts actually represent advances to salespeople and are designed to provide the recipients with regular income and to reimburse them for travel and other expenses. These advances are deducted from future sales commissions earned by these salespeople. In the event that a salesperson leaves the Company prior to earning sales commission sufficient to offset advances paid to the salesperson, the Company immediately records any outstanding balance as an expense on the income statement.

None of the employees who has received these advances is, or has been, a director or executive officer of the Company. Given this clarification, the Company has determined that the advances to salespeople are not inconsistent with Section 13(k)(1) of the Exchange Act.

The Company has deleted the reference to these transactions in the Certain Relationships and Related Transactions section of the Registration Statement. See page 49 of Amendment No. 2. The Company has also corrected the relevant portions of its financial statements. Specifically, the Company has changed the relevant line item on its balance sheet from “Related Party Receivable” to “Advances to Employees” and revised the accompanying note. See pages F-24 and F-39 of Amendment No. 2.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
November 20, 2007

Financial Statements

General

9.	Please update the financial statements and related financial information throughout the filing in accordance with Rule 310(g) of Regulation S-B, as necessary.

The Registration Statement has been amended to reflect the Staff’s comment. See pages 5, 35 to 40 and F-22 to F-51 of Amendment No. 2.

Annual Financial Statements

Consolidated Statements of Cash Flows, page F-7

10.
We have reviewed your response to comment 34 in our letter dated April 13, 2007. The net increase in cash and cash equivalents does not reconcile with the increases or decreases in cash flows from operating, investing and financing activities. Please ensure that you properly reflect cash uses and sources properly throughout your statement of cash flows. Refer to SFAS 95 and Appendix C for guidance and revise as necessary.

The Registration Statement has been amended to reflect the Staff’s comment. See page F-29 of Amendment No. 2.

11.
Please help us understand why increases in additional paid in capital from contribution of capital equipment are reflected in cash flows from financing activities instead of being reflected as a noncash activity. Refer to paragraph 32 of SFAS 95.

The Statements of Cash Flows have been revised to move the contribution of capital equipment from “Cash Flows from Financing Activities” to “Non-Cash Investing Activity.” See page F-29 of Amendment No. 2.

Notes to the Financial Statements

General

12.
Please disclose the nature of the amounts reported as notes receivable on your balance sheets, including the terms associated with these notes and why they are appropriately reflected as current assets.

The Registration Statement has been amended to reflect the Staff’s comment. See page F-38 of Amendment No. 2.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
November 20, 2007

13.	Please disclose the nature and terms of your warranties. Please also provide the disclosures required by paragraph 14 of FIN 45.

The Registration Statement has been amended to reflect the Staff’s comment. See page F-44 of Amendment No. 2.

Note 13. Capitalization, page F-42

14.	We have reviewed your response to comment 17 in our letter dated April 13, 2007. Please address the following.

•
Please provide all of the disclosures regarding the terms of your preferred stock as required by paragraphs 4 through 8 of SFAS 129, including whether there are any redemption requirements and variability to the conversion terms;

The Registration Statement has been amended to reflect the Staff’s comment. See pages F-45 and F-46 of Amendment No. 2.

•	Please disclose the methodology used to allocate the proceeds of this offering to the preferred stock and warrants;

The Registration Statement has been amended to reflect the Staff’s comment. See pages F-45 and F-46 of Amendment No. 2.

•	Please tell what consideration you gave to SFAS 150 in determining the appropriate accounting and presentation of the preferred stock;

The Company’s Series A Preferred Stock does not require the Company to incur an obligation to redeem the shares. Therefore, the Company does not incur an obligation to transfer assets or issue additional equity shares. The Company’s Series A Preferred Stock also does not impose an obligation requiring the Company to transfer assets or issue its equity shares.

The holders of the Series A Preferred Stock have certain liquidation preference rights, which the Company considers an unconditional obligation since it only occurs upon the liquidation of the Company.

•	Please tell us what consideration was given to SFAS 133 in accounting for the conversion feature;

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
November 20, 2007

The Company does not believe that the conversion feature attached to the Series A Preferred Stock (host contract) constitutes a free standing derivative. The conversion feature is clearly and closely related to the economic characteristics and risks of the host contract. Additionally, the Company does not re-measure the fair value of the conversion feature or the host contract at any point until and after mandatory conversion. The Company would not fair value measure its capital. The conversion feature would never stand alone as a derivative. The conversion feature was not created to address fluctuations in interest rates, foreign currencies, or hedging of any other risks.

The Series A Convertible Preferred Stock has the following attributes which are more akin to equity, rather than debt, and as such the issuance should be accounted for as equity: cumulative dividends, no mandatory redemption, and mandatory conversion into stock within two years. The Company does not expect to redeem any of the shares for cash.

•
Please tell us how you determined you met each of the criteria included in paragraphs 12 to 32 of EITF 00-19 in determining equity classification was appropriate for the conversion feature as well as the warrants issued. Please ensure your response addresses all of the criteria; and

12-18:	There is no cash settlement for the conversion feature for the preferred stock to convert to common stock or for the warrants.
19:
The Company has sufficient authorized unissued common stock available to settle the warrants outstanding after considering all other commitments that may require the issuance of stock during the period that the warrants and conversion features are outstanding.

20:	The Company does not have any contracts that provide for delivery of the Company’s preferred or common stock whereby the quantity of shares varies in relation to market price.
21-24:
The nature of the warrants sets a maximum on the number of shares issuable by the Company. The conversion feature is fixed at 1-to-1 for preferred to common stock, which intrinsically imposes a limit on the number of issuable shares of common stock as a result of the conversion feature.

25:	There are no provisions within our contracts that require issuance of shares for late filings with the Commission.
26:	There are no terms within our contracts that require top-off or make whole provisions. Furthermore, none of the Company’s shares were issued as collateral for debt.
27-28:
If a triggering event occurs, then the Company, at its discretion may settle in either stock or cash as it deems necessary. The Company maintains control of authorized capital. See Section 8 of the Certificate of Designation for the Series A Preferred Stock.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
November 20, 2007

29-31:
Other than liquidation and dividend preferences, the Series A Preferred Stock does not have rights that rank higher than that of the common stock. In the event of liquidation, the Series A Preferred Stock ranks higher than common stock; this is typical of this class of equity security. Except with respect to specified transactions that may affect the rights, preferences, privileges or voting power of the Series A Preferred Stock and except as otherwise required by Nevada law, the Series A Preferred Stock has no voting rights.

32:	There is no requirement for the Company to post collateral at any point for any reason for the warrants or conversion feature.

•
If you continue to believe that you do not need to account for the conversion option pursuant to SFAS 133 or EITF 00-19, please provide us with detailed computations which support your conclusion that there are no beneficial conversion features. Please refer to EITF 98-5 and EITF 00-27, with particular attention to paragraphs 5 to 7 of EITF 00-27.

The Company has reviewed the referenced accounting literature. The Company does not consider the conversion feature to be a free standing derivative instrument. The Company does not believe that there is an opportunity for riskless profit at the issuance date by purchasers of the securities in the offering because the liquidity in the market for the Company’s common stock would not support a material sale of its securities without materially impacting the price of the security. The Company gave consideration to EITF 98-5 and EITF 00-27 in its accounting for the conversion feature of the preferred stock but did not reasonably believe that they were applicable.

* * * * *

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call me at (404) 885-3310, Henry Rothman at (212) 704-6179 or Marlon Starr at (404) 885-3287.

Very truly yours,

/s/ Paul Davis Fancher

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
November 20, 2007

cc:	Kuang Yuandong
Wuhan General Group (China), Inc.

Henry Rothman, Esq.
Troutman Sanders LLP

Marlon Starr, Esq.
Troutman Sanders LLP

Samuel H. Wong
Samuel H. Wong & Co., LLP

Patrick Wong
Samuel H. Wong & Co., LLP